LRP Landesbank Rheinland-Pfalz

PRESS-RELEASE

LRP STAYS ON GOOD COURSE

- INTERIM RESULT CLEARLY UP
- EQUITY RATIO STRENGTHENED SIGNIFICANTLY
- MODERATE INCREASE IN TOTAL ASSETS
- ALL OPTIONS TO BE REVIEWED THOROUGHLY

As of the end of the first six months of 2003, LRP Landesbank Rheinland-Pfalz, Mainz, reported an increase in Group operating profit by one fifth to EUR 68.4 (56) million, an increase in net income after taxes by one third to EUR 50 (37.4) million and a moderate expansion (+3%) of the business volume to EUR 75.5 billion. In view of the continued fragile state of the economy, this performance cannot simply be extrapolated for the full year. Nevertheless, LRP Board Chairman Dr. h.c. Klaus G. Adam feels his bank is on the right course to reach the targets set for the year.

"A consistent focus on profits, risk-conscious concentration on our core competencies and strict cost management will help us prepare LRP for the modified guarantee and liability system that will take effect from 19 July 2005. Moreover, this enables us to underpin our arguments for all potential options for LRP's future business model and to thoroughly review all possibilities without any time pressure."

In view of the complex decisions required, which refer not only to banking issues but also to fundamental questions regarding the savings banks policy as well as to the federal state's business development and job creation policies, all possibilities must be carefully examined, according to Klaus G. Adam. "There is no such thing as a blueprint for success, but there's clearly a possibility to learn from the experience of others," Klaus G. Adams pointed out. In his opinion, the bank has time until the end of the year to decide what approach to take. "Then we will still have a full year to implement the measures required."

Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Director Corporate Communications
D-55098 Mainz
Grosse Bleiche 54-56
Amtsgericht Mainz HRA 3557

Phone 00 49 (6131) 13-28 16
Fax 00 49 (6131) 13-25 60
e-mail presse@LRP.de
Internet www.lrp.de

Please send us a copy for our records.

dlw 8/11

NET COMMISSION INCOME AND NET INCOME FROM TRADING ACTIVITIES CLEARLY IMPROVED

The operating income increased slightly to EUR 220 (217.3) million. The greatest contribution was made by clearly improved net commission income and net income from trading activities, which rose by 19% to EUR 41.6 (35) million and from EUR 0.2 million to EUR 13.4 million, respectively, more than offsetting the decline in net interest income to EUR 159.6 (178.1) million. Despite stable or even higher new business margins, net interest income was weighed down by moderate volume growth and the noticeable decline in transformation results due to the flatter interest rate pattern.

RESTRUCTURING MEASURES INITIATED

Given that the positive effects of the restructuring measures initiated will make themselves felt only with a certain delay, administrative expenses once again increased moderately to EUR 123.7 (119.8) million while the cost-income ratio rose from 55.2 to 56.3%. Of the 200 jobs to be cut by 2005, 40 were cut by mid-year without any involuntary redundancies. The restructuring expenses relating to the staff reductions were included in the EUR 5 million extraordinary result for the first six months. In addition, major expenses, primarily in the IT sector, were required for regulatory large-scale projects such as the adoption of IAS and Basle II, resulting in higher operating expenses.

EQUITY STRENGTHENED

While LRP maintained its conservative risk policy, risk provisions for the lending business and the valuation of the securities portfolio declined from the previous year's EUR 41.4 million to EUR 27.9 million. After deduction of the extraordinary result and taxes of EUR 13.4 million (up 25.2% from the previous year's EUR 10.7 million), net income rose by 33.7% to EUR 50 (37.4) million.

The return on equity improved to 9.9% (9.0%). The BIS and KWG capital ratios increased noticeably to 12.2% (11.2%) and 11.5% (10.5%), respectively. This increase was due not only to the allocation from the 2002 profits but also the sale of LRP's 25% interest in Westdeutsche ImmobilenBank (WIB), Mainz, which took retroactive effect from 1 January 2003.

MODERATE INCREASE IN BUSINESS VOLUME

As of mid-2003, the LRP Group's total assets and business volume were up on year-end 2002 (adjusted on a proportionate basis for the WIB interest) by a moderate 2.2% to EUR 65.2 (63.8) billion and an equally moderate 3% to EUR 75.5 (73.3) billion, respectively. LRP maintained its selective and risk-conscious policy against the background of the economic situation, which was characterized by great uncertainty especially in the first quarter. While claims on customers as shown in the balance sheet were down by a moderate EUR 0.6 billion to EUR 20.3 billion as of the reporting date, the total business volume with customers rose by EUR 0.2 billion to EUR 31.0 billion, not least due to an increase in irrevocable credit commitments. Securities holdings declined by EUR 0.4 billion to EUR 18.8 billion. Claims on banks, by contrast, were up 11.2% on the previous year's EUR 20.3 billion to EUR 22.6 billion.

FUNDING BASE FURTHER STRENGTHENED

As far as its funding activities were concerned, LRP used its possibilities as an important partner in the money and capital markets in line with new business requirements and its diversification-oriented funding strategy. As of the reporting date, EUR 11.1 (9.4) billion were raised from customers and EUR 16.9 (18.6) billion from banks. At EUR 30.0 (28.7) billion, certificated liabilities were again the most important source of funding.

By issuing its fifth global Pfandbrief, a € 1.5 billion benchmark bond placed with domestic and international investors, LRP further expanded its international funding base.

Mainz, 31 July 2003

Interim Report as at 30 June 2003 (Key Figures)

Group Balance Sheet LRP, LBS, LRI, LRP Capital, LRA, without WIB Group	30.06.2003 (Accounts statistics)	31.12.2002 (Accounts statistics)	*Changes in*	
	€ billions	€ billions	€ billions	%
Total assets	**65.2**	63.8	1.4	2.2
Business volume	**75.5**	73.3	2.2	3.0
Claims on banks	**22.6**	20.3	2.3	11.2
Claims on customers	**20.3**	20.9	-0.6	-2.8
including: building loans of Landes-Bausparkasse	**2.0**	2.0	0.0	0.8
Securities	**18.8**	19.2	-0.4	-2.0
Trust assets	**2.3**	2.3	0.0	-0.7
Liabilities to banks	**16.9**	18.6	-1.7	-8.9
Liabilities to customers	**11.1**	9.4	1.7	18.6
including: savers' deposits of Landes-Bausparkasse	**1.9**	1.8	0.1	7.2
Certificated liabilities	**30.0**	28.7	1.3	4.6
Capital funds [1]	**3.2**	3.0	0.2	6.8

[1] Mid-year value without net income for the year

Group Results	01.01. - 30.06.2003	01.01. - 31.12.2002	6/12	Changes
	€ millions	€ millions	€ millions	%
Net interest income	**159.6**	356.1	178.1	-10.4
Net commission income	**41.6**	69.9	35.0	19.0
Net income from trading activities	**13.4**	0.4	0.2	> 100
Other operating expenses/income	**5.4**	7.9	4.0	36.7
Operating income	**220.0**	434.6	217.3	1.2
General administrative expenses	**123.7**	239.5	119.8	3.3
Provisions for risks/adjustments	**-27.9**	-82.8	-41.4	-32.6
Operating profit	**68.4**	112.0	56.0	22.1
Extraordinary result	**-5.0**	-15.8	-7.9	-36.7
Taxes on income and revenues	**13.4**	21.4	10.7	25.2
Net income	**50.0**	74.8	37.4	33.7

Ratios in %		
Return on Equity (RoE) before taxes	**9.9**	9.0
Return on Equity (RoE) after taxes	**7.8**	7.0
Cost-Income Ratio (CIR)	**56.3**	55.2
Overall Ratio according to Principle I	**11.5**	10.5
BIS Equity Ratio	**12.2**	11.2

Differences due to rounding

Rating Categories	**Moody's**	**S & P**	**Fitch**	**JCR**
Long-Term	Aa1	AA	AAA	AAA
Short-Term	P-1	A-1+	F1+	
Financial Strength/Individual	C	-	C	
Public-Sector Pfandbrief	AAA	AAA	AAA	